# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cidara Therapeutics, Inc., CIK 0001610618
CUSIP: 171757206
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6310 Nancy Ridge Drive, Suite 101, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,175,796; shared voting power 0; sole dispositive power 1,175,796; shared dispositive power 0; aggregate amount beneficially owned 1,175,796 (4.6% of the class)
  Comment: The number represents shares of common stock, $0.0001 par value (the "Common Stock") of Cidara Therapeutics, Inc. (the "Issuer") held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  Based on 25,358,051 shares of Common Stock issued and outstanding as of August 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on August 7, 2025.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,175,796; shared voting power 0; sole dispositive power 1,175,796; shared dispositive power 0; aggregate amount beneficially owned 1,175,796 (4.6% of the class)
  Comment: The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  Based on 25,358,051 shares of Common Stock issued and outstanding as of August 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 7, 2025.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 135,629; shared voting power 0; sole dispositive power 135,629; shared dispositive power 0; aggregate amount beneficially owned 135,629 (0.5% of the class)
  Comment: The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  Based on 25,358,051 shares of Common Stock issued and outstanding as of August 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 7, 2025.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 135,629; shared voting power 0; sole dispositive power 135,629; shared dispositive power 0; aggregate amount beneficially owned 135,629 (0.5% of the class)
  Comment: The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  Based on 25,358,051 shares of Common Stock issued and outstanding as of August 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 7, 2025.

## Item 1. Issuer
Name of issuer: Cidara Therapeutics, Inc.
Address of issuer's principal executive offices: 6310 Nancy Ridge Drive, Suite 101, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC beneficially owns 1,175,796 shares of Common Stock. The securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity Cayman, LLC beneficially owns 135,629 shares of Common Stock. The securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 4.6%
Vivo Opportunity, LLC: 4.6%
Vivo Opportunity Cayman Fund, L.P.: 0.5%
Vivo Opportunity Cayman, LLC.: 0.5%
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 1,175,796 shares
Vivo Opportunity, LLC: 1,175,796 shares
Vivo Opportunity Cayman Fund, L.P.: 135,629 shares
Vivo Opportunity Cayman, LLC: 135,629 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 1,175,796 shares
Vivo Opportunity, LLC: 1,175,796 shares
Vivo Opportunity Cayman Fund, L.P.: 135,629 shares
Vivo Opportunity Cayman, LLC: 135,629 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member (08/12/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (08/12/2025)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member (08/12/2025)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (08/12/2025)